SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of January, 2004

CANADIAN PACIFIC RAILWAY LIMITED
(Commission File No. 1-01342)
CANADIAN PACIFIC RAILWAY COMPANY
(Commission File No. 1-15272)
(translation of each Registrant’s name into English)

Suite 500, Gulf Canada Square, 401 — 9th Avenue, S.W., Calgary, Alberta, Canada, T2P 4Z4
(address of principal executive offices)

     Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F                       Form 40-F      X

     Indicate by check mark whether the registrants by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                       No      X

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

     This Report furnished on Form 6-K shall be incorporated by reference into each of the following Registration Statements under the Securities Act of 1933 of the registrant: Form S-8 No. 333-13962 (Canadian Pacific Railway Limited), Form S-8 No. 333-13846 (Canadian Pacific Railway Limited), Form S-3 No. 2-98605 (Canadian Pacific Railway Company) and Form F-9 No. 333-14014 (Canadian Pacific Railway Company).

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, each registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN PACIFIC RAILWAY LIMITED CANADIAN PACIFIC RAILWAY COMPANY (Registrants)

Date: January 27, 2004	By:	Signed: Robert V. Horte Name: Robert V. Horte Title: Senior Assistant Corporate Secretary

Release: Immediate, January 27, 2004

Fourth-quarter 2003
REBOUND OF GRAIN AND COAL DRIVES STRONG
OPERATING RESULTS FOR CANADIAN PACIFIC RAILWAY

➢	Freight volumes hit record
➢	Revenues increase 10%, excluding foreign exchange
➢	Canadian dollar’s strength takes $24 million out of operating income

CALGARY — Canadian Pacific Railway (TSX/NYSE: CP) reported net income of $175 million in the fourth quarter of 2003, an increase of 39 per cent over net income of $126 million in the same period of 2002. Diluted earnings per share were $1.10 in the three-month period ending Dec. 31, 2003, compared with $0.79 in the fourth quarter of 2002.

On a non-GAAP basis reflecting ongoing operations, income excluding foreign exchange gains on long-term debt and other specified items was $115 million in the last quarter of 2003, compared with $120 million in the same period a year earlier. Other specified items included a loss of $18 million ($29 million before tax) on assets transferred to IBM Canada Ltd. under an outsourcing agreement, as well as net favourable tax adjustments of $6 million. Diluted earnings per share on this basis were $0.72, compared with $0.75.

Excluding the loss on assets transferred to IBM, CPR’s operating income in the fourth quarter of 2003 was $226 million, compared with $238 million in the same period of 2002, and its operating ratio was 76.6 per cent, compared with 75 per cent. CPR’s operating income in fourth-quarter 2003 would have increased $12 million over the same period of 2002 had the value of the Canadian dollar remain unchanged. The transfer of assets to IBM was part of a seven-year, $200-million agreement reached with IBM to operate and enhance the railway’s computing infrastructure. The arrangement will reduce CPR’s costs over time and allow remaining information technology staff to focus on applications that improve efficiency and service.

CPR presents non-GAAP operating earnings to provide a basis for evaluating underlying earnings trends that can be compared with the prior period’s results. Non-GAAP earnings exclude foreign currency translation effects on long-term debt, which can be volatile and short term, as well as other specified items, which are not among CPR’s normal ongoing revenues and operating expenses. The impact of volatile, short-term rate fluctuations is only realized when long-term debt matures or is settled. A reconciliation of income, excluding foreign exchange gains and losses on long-term debt and other specified items, to net income as presented in the financial statements is detailed in the attached Summary of Rail Data.

Rob Ritchie, President and Chief Executive Officer, said: “We prepared for a very strong fourth quarter by increasing capacity. Track maintenance work was accelerated, new locomotives and freight cars were acquired and more train crews were hired. Across the CPR network, freight volumes hit a record high and our bulk commodity exports off the West Coast reached unprecedented growth rates. CPR set a record for train lengths and moved significantly more tonnage per train, generating higher productivity. While we grew our business by $94 million, or 10 per cent, in the fourth quarter, most of this growth was reduced by the significant year-over-year appreciation in the Canadian dollar.”

Fluctuations in the value of the Canadian dollar affect CPR’s results because U.S. dollar-denominated revenues and expenses are translated into Canadian dollars. A stronger Canadian dollar reduces U.S. dollar-denominated revenues and expenses. Operating income is also reduced, as a higher percentage of revenues than expenses is generated in U.S. dollars. However, this negative impact is largely offset by a reduction in the cost of long-term debt denominated in U.S. dollars. CPR has arranged more than three-quarters of its long-term debt in U.S. dollars as a natural currency hedge.

The Canadian dollar appreciated 19 per cent year over year in the fourth quarter of 2003, reducing revenues by approximately $80 million and operating expenses by approximately $56 million. Operating income was reduced by $24 million and after-tax income excluding foreign exchange on long-term debt and other specified items was reduced by $10 million (or $0.06 per diluted share) as a result of the Canadian dollar’s gain.

Total revenues in the fourth quarter of 2003 were $964 million, compared with $950 million in the same period a year earlier. A recovery in the bulk commodity sector that began late in third-quarter 2003 continued through the fourth quarter. An improved Canadian grain crop, strong demand for coal and sulphur, and robust potash markets saw revenue in CPR’s bulk sector increase by $40 million, or 11 per cent. In the non-bulk sector, volumes were up by 4 per cent, however, revenues declined by 4 per cent mainly due to the stronger Canadian dollar.

Excluding the loss on assets transferred to IBM, operating expenses were $738 million in the fourth quarter of 2003, compared with $712 million in fourth-quarter 2002. Compensation and benefits expense was up 8 per cent. The increase was driven by inflation, selective hiring to handle business growth, pension costs and incentive compensation expense reflecting the railway’s improved performance in the fourth quarter. These higher costs were partially offset by the beneficial impact of foreign exchange and job reductions as CPR met targets related to productivity measures announced in June 2003. Depreciation and amortization expense increased 13 per cent, reflecting CPR’s investments in new assets. CPR’s fuel expense was impacted by an 8-per-cent increase in freight volumes and a 6-per-cent rise in the price of crude, offset by improved fuel efficiency and foreign exchange.

12-MONTH RESULTS

For full-year 2003, net income was $399 million, compared with $496 million in 2002. Diluted earnings per share were $2.51, compared with $3.11.

On a non-GAAP basis, income for 2003 excluding foreign exchange gains on long-term debt and other specified items was $336 million, compared with $407 million in 2002. On the same basis, diluted earnings per share were $2.11, compared with $2.56. Other specified items in 2003 included a special charge of $150 million ($228 million before tax) related to productivity measures and a writedown of assets, a loss of $18 million after tax for assets transferred to IBM, and $6 million of net favourable tax adjustments. In 2002, CPR recorded a $72-million benefit from an income tax settlement.

“CPR’s business fundamentals were solid in 2003,” Mr. Ritchie said. “We moved record volumes, exceeded targets on price and yield and added close to $200 million worth of business at a constant exchange rate. We also exited the year on a sharp upturn in virtually all of our productivity indicators. However, high fuel prices and foreign exchange were a drain on earnings.”

An 11-per-cent year-over-year appreciation in the Canadian dollar against the U.S. dollar in 2003 reduced revenue by approximately $192 million and operating expenses by approximately $136 million. Operating income was reduced by $56 million and after-tax income excluding foreign exchange on long-term debt and other specified items was reduced by $22 million (or $0.14 per diluted share) as a result of the Canadian dollar’s gain.

Operating income, excluding other specified items, was $741 million in 2003, compared with $857 million in 2002. On the same basis, CPR’s operating ratio was 79.8 per cent, compared with 76.6 per cent.

Total revenues were $3,661 million in 2003, compared with $3,666 million in 2002. CPR’s intermodal business posted its eighth consecutive 12-month period of year-over-year growth. Grain revenue returned to a growth position after a drought-induced decline. Sulphur, fertilizers and coal revenues remained strong. Declines in other commodities were due largely to the impact of foreign exchange.

Operating expenses, excluding other specified items, were $2,920 million in 2003, compared with $2,809 million in 2002. Fuel expense increased significantly reflecting a 22-per-cent rise in the price of crude and a 5-per-cent increase in freight volumes, partly offset by hedging and foreign exchange. Higher depreciation and amortization expense reflected CPR’s investments in new assets. Materials expense and purchased services and other expense were up due to sharply higher insurance premiums, costs for derailments early in 2003, volume-related expenses and the benefit of a $15-million insurance settlement in the first quarter of 2002, partly offset by foreign exchange.

Increased compensation and benefits expense reflected selective hiring to handle business growth, inflation and higher pension costs, partly offset by job reductions related to productivity measures, lower incentive compensation expense and foreign exchange. The impact of higher freight volumes on equipment rents was more than offset by foreign exchange.

An increase in other charges was due largely to interest received in 2002 related to an income tax settlement.

The positive impact of foreign exchange and a program to replace existing debt with lower-cost financing reduced CPR’s interest expense despite increased borrowing.

For the sixth consecutive year, CPR led the major railways in North America with the safest train operations. It was a record year for on-the-job safety.

FOREIGN EXCHANGE GAINS ON LONG-TERM DEBT AND OTHER SPECIFIED ITEMS

In the fourth quarter of 2003, CPR had a foreign exchange gain on long-term debt of $44 million ($72 million including tax effects), compared with a gain of $6 million ($6 million including tax effects) in the same period of 2002.

Other specified items in fourth-quarter 2003 include a $29-million loss ($18 million after tax) related to assets transferred to IBM Canada Ltd. under an outsourcing agreement, an unfavourable impact of $53 million from an increase in future income taxes resulting from the repeal of previously legislated income tax reductions in Ontario, and a $59-million favourable adjustment related to the revaluation of future income taxes.

For the year, CPR had a foreign exchange gain on long-term debt of $210 million ($224 million including tax effects), compared with a gain of $13 million ($17 million including tax effects) in 2002. Other specified items include a special charge of $228 million ($150 million after tax) comprised of: a $105-million accrual ($69 million after tax) to eliminate 370 job positions in 2003, 330 in 2004, and 120 in 2005; a $116-million writedown ($75 million after tax) of CPR’s investment in its Northeastern U.S. operations to more accurately reflect the current fair value of the operations and the impact of restructuring; and a $7-million write-off ($6 million after tax) of non-beneficial assets as CPR absorbs its supply chain management subsidiary into the railway and ends its participation in an industry-wide procurement entity. In addition, CPR had a $29-million loss ($18 million after tax) related to assets transferred to IBM Canada Ltd. under an outsourcing agreement, an unfavourable impact of $53 million from an increase in future income taxes resulting from the repeal of previously legislated income tax reductions in Ontario, and a $59-million favourable adjustment related to the revaluation of future income taxes. In 2002, CPR had a $72-million income tax benefit stemming from a favourable tax court ruling related to prior years.

Note on Non-GAAP Earnings Measures

It should be noted that CPR’s operating results, excluding foreign exchange gains and losses on long-term debt and other specified items, as described in this news release, have no standardized meanings and are not defined by Canadian generally accepted accounting principles and, therefore, are unlikely to be comparable to similar measures presented by other companies. In recent disclosure documents, CPR has referred to certain items excluded from non-GAAP earnings measures as “non-recurring items”. In this news release and accompanying documents, however, items (other than foreign exchange gains and losses on long-term debt) excluded from non-GAAP earnings measures have been identified as “other specified items” in compliance with Revised CSA Staff Notice 52-306, as it is not possible to conclude that an item or items similar to one or more of those so designated will not occur within the next two years.

Note on Forward-Looking Statements

This news release contains forward-looking information. Actual future results may differ materially. The risks, uncertainties and other factors that could influence actual results are described in CPR’s annual report and annual information form, and may be updated in CPR’s consolidated interim financial statements and interim Management’s Discussion and Analysis, which are filed with securities regulators from time to time. However, CPR undertakes no obligation to update publicly or otherwise revise any forward-looking information, whether as a result of new information, future events, or otherwise. Financial results in this news release are reported in Canadian dollars.

Canadian Pacific Railway, recognized internationally for its scheduled railway operations, is a transcontinental carrier operating in Canada and the U.S. Its 14,000-mile rail network serves the principal centers of Canada, from Montreal to Vancouver, and the U.S. Northeast and Midwest regions. CPR feeds directly into America’s heartland from the East and West coasts. Alliances with other carriers extend its market reach throughout the U.S. and into Mexico. For more information, visit CPR’s website at www.cpr.ca.

Contacts:
Media	Investment Community
Len Cocolicchio	Paul Bell
Tel.: (403) 319-7591	Vice-President, Investor Relations
Cell: (403) 650-2748	Tel.: (403) 319-3591
len_cocolicchio@cpr.ca	investor@cpr.ca

STATEMENT OF CONSOLIDATED INCOME
(in millions, except per share data)

	For the three months
	ended December 31
	2003	2002
	(unaudited)	(unaudited)

Revenues
Freight	$903.6	$887.2
Other	59.9	63.2

	963.5	950.4

Operating expenses
Compensation and benefits	302.8	280.2
Fuel	98.0	98.2
Materials	40.6	36.0
Equipment rents	54.6	62.4
Depreciation and amortization	99.0	87.5
Purchased services and other	142.8	148.1

	737.8	712.4

Operating income before the following:	225.7	238.0

Loss on transfer of assets to outsourcing firm (Note 8)	28.9	-

Operating income	196.8	238.0

Other charges (Note 5)	13.4	7.6
Foreign exchange (gains) losses on long-term debt	(44.3)	(6.1)
Interest expense (Note 6)	50.3	57.5
Income tax expense (Note 9)	2.2	53.4

Net income	$175.2	$125.6

Basic earnings per share (Note 12)	$1.11	$0.79

Diluted earnings per share (Note 12)	$1.10	$0.79

See notes to interim consolidated financial statements.

STATEMENT OF CONSOLIDATED INCOME
(in millions, except per share data)

	For the year
	ended December 31
	2003	2002
	(unaudited)	(audited)

Revenues
Freight	$3,479.3	$3,471.9
Other	181.4	193.7

	3,660.7	3,665.6

Operating expenses
Compensation and benefits	1,152.6	1,131.1
Fuel	393.3	357.5
Materials	176.8	165.7
Equipment rents	238.2	255.0
Depreciation and amortization	381.5	348.4
Purchased services and other	577.7	551.4

	2,920.1	2,809.1

Operating income before the following:	740.6	856.5

Special charge for labour restructuring and asset impairment (Note 7)	228.5	-
Loss on transfer of assets to outsourcing firm (Note 8)	28.9	-

Operating income	483.2	856.5

Other charges (Note 5)	33.5	21.8
Foreign exchange (gains) losses on long-term debt (Note 4)	(209.5)	(13.4)
Interest expense (Note 6)	218.7	242.2
Income tax expense (Note 9)	41.8	109.9

Net income	$398.7	$496.0

Basic earnings per share (Note 12)	$2.51	$3.13

Diluted earnings per share (Note 12)	$2.51	$3.11

See notes to interim consolidated financial statements.

CONSOLIDATED BALANCE SHEET
(in millions)

	December 31	December 31
	2003	2002
	(unaudited)	(audited)

Assets
Current assets
Cash and short-term investments	$134.7	$284.9
Accounts receivable	395.7	443.0
Materials and supplies	106.4	108.9
Future income taxes	87.4	72.5

	724.2	909.3

Investments	105.6	92.2
Net properties	8,220.0	8,149.3
Other assets and deferred charges (Note 10)	907.3	510.0

Total assets	$9,957.1	$9,660.8

Liabilities and shareholders’ equity
Current liabilities
Accounts payable and accrued liabilities	$907.0	$984.2
Income and other taxes payable	13.5	92.6
Dividends payable on Common Shares	20.2	20.2
Long-term debt maturing within one year	13.9	400.8

	954.6	1,497.8

Deferred liabilities	671.2	654.4
Long-term debt	3,348.9	2,922.1
Future income taxes	1,307.2	1,200.1

Shareholders’ equity
Share capital	1,118.1	1,116.1
Contributed surplus	294.6	291.1
Foreign currency translation adjustments	87.7	122.3
Retained income	2,174.8	1,856.9

	3,675.2	3,386.4

Total liabilities and shareholders’ equity	$9,957.1	$9,660.8

Commitments and contingencies (Note 14).
See notes to interim consolidated financial statements.

STATEMENT OF CONSOLIDATED CASH FLOWS
(in millions)

	For the three months
	ended December 31
	2003	2002
	(unaudited)	(unaudited)

Operating activities
Net income	$175.2	$125.6
Add (deduct) items not affecting cash:
Depreciation and amortization	99.0	87.5
Future income taxes	(0.9)	49.7
Foreign exchange (gains) losses on long-term debt	(44.3)	(6.1)
Amortization of deferred charges	4.6	5.4
Other	-	6.4

	233.6	268.5

Restructuring payments	(35.8)	(39.6)
Other operating activities, net (Note 10)	(318.1)	16.2
Change in non-cash working capital balances related to operations	72.6	126.7

Cash (used in) provided by operating activities	(47.7)	371.8

Investing activities
Additions to properties	(151.4)	(170.9)
Other investments	(8.3)	3.0
Net costs from disposal of transportation properties	(1.4)	(6.5)

Cash used in investing activities	(161.1)	(174.4)

Financing activities
Dividends on Common Shares	(20.2)	(20.2)
Issuance of Common Shares	1.3	0.1
Net increase (decrease) in short-term borrowing	-	(20.0)
Issuance of long term debt	4.0	-
Repayment of long-term debt	(1.6)	(0.3)

Cash used in financing activities	(16.5)	(40.4)

Cash position
Increase (decrease) in net cash	(225.3)	157.0
Net cash at beginning of period	360.0	127.9

Net cash at end of period	$134.7	$284.9

Net cash is defined as:
Cash and short-term investments	$134.7	$284.9

See notes to interim consolidated financial statements.

STATEMENT OF CONSOLIDATED CASH FLOWS
(in millions)

	For the year
	ended December 31

	2003	2002
	(unaudited)	(audited)

Operating activities
Net income	$398.7	$496.0
Add (deduct) items not affecting cash:
Depreciation and amortization	381.5	348.4
Future income taxes	32.0	99.0
Restructuring and impairment charge (Note 7)	228.5	-
Foreign exchange (gains) losses on long-term debt (Note 4)	(209.5)	(13.4)
Amortization of deferred charges	20.3	19.3
Other	-	(0.8)

	851.5	948.5

Restructuring payments	(107.0)	(119.3)
Other operating activities, net (Note 10)	(365.0)	(45.0)
Change in non-cash working capital balances related to operations	(53.6)	-

Cash provided by operating activities	325.9	784.2

Investing activities
Additions to properties	(686.6)	(558.5)
Other investments	(21.9)	4.0
Net costs from disposal of transportation properties	(12.0)	(17.2)

Cash used in investing activities	(720.5)	(571.7)

Financing activities
Dividends on Common Shares	(80.8)	(80.8)
Issuance of Common Shares	2.0	2.0
Issuance of long-term debt	699.8	-
Repayment of long-term debt	(376.6)	(405.7)

Cash provided by (used in) financing activities	244.4	(484.5)

Cash position
Decrease in net cash	(150.2)	(272.0)
Net cash at beginning of period	284.9	556.9

Net cash at end of period	$134.7	$284.9

Net cash is defined as:
Cash and short-term investments	$134.7	$284.9

See notes to interim consolidated financial statements.

STATEMENT OF CONSOLIDATED RETAINED INCOME
(in millions)

	For the year
	ended December 31
	2003	2002
	(unaudited)	(audited)

Balance, January 1	$1,856.9	$1,441.7

Net income for the period	398.7	496.0

Dividends
Common Shares	(80.8)	(80.8)

Balance, December 31	$2,174.8	$1,856.9

See notes to interim consolidated financial statements.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2003
(unaudited)

1	Basis of presentation

These unaudited interim consolidated financial statements and notes have been prepared using accounting policies that are consistent with the policies used in preparing Canadian Pacific Railway Limited’s (“CPR”, “the Company” or “Canadian Pacific Railway”) 2002 annual consolidated financial statements, except as discussed in Note 2, and should be read in conjunction with the annual consolidated financial statements.

2	New accounting policies

Guarantees
In February 2003, the CICA adopted Accounting Guideline 14 (“AcG 14”) “Disclosure of Guarantees.” The guideline requires disclosure of key information about certain types of guarantee contracts that require payments contingent on specified types of future events, and is effective for periods beginning on or after January 1, 2003 (see Note 14).

Variable Interest Entities
Effective April 1, 2003, the Company early adopted, on a prospective basis, CICA Accounting Guideline 15 “Consolidation of Variable-Interest Entities” (“VIE”). The guideline requires the primary beneficiary of a VIE to consolidate the VIE when the majority equity owner has not provided the VIE with sufficient funding through equity to allow it to finance its activities without relying on financial support from other parties with an interest in the VIE. The primary beneficiary is the enterprise that will absorb or receive the majority of the VIE’s expected losses, expected residual returns, or both. CPR is the primary beneficiary of one VIE, which holds rail cars and meets the criteria for consolidation. The impact of consolidating the VIE on April 1, 2003, was an increase in net properties of $193.5 million, and an increase in long-term debt of $193.5 million.

Stock-based compensation
In the fourth quarter of 2003, CPR adopted the fair value-based approach of the CICA’s Handbook Section 3870, “Stock-Based Compensation and Other Stock-Based Payments.” The Company adopted the new accounting rules effective January 1, 2003, on a prospective basis for options issued for years beginning in 2003. The compensation expense related to options issued after January 1, 2003, included in compensation and benefits, was $3.5 million in 2003 of which $1.0 million relates to the fourth quarter of 2003.

Impairment of Long-Lived Assets
In 2003, CPR adopted the CICA’s Handbook Section 3063 on a prospective basis. Under the new section, an impairment loss on long-lived assets is recognized when the carrying amount is not recoverable and exceeds its fair value. An impairment loss is the excess of the carrying amount over the fair value, and the fair value of the asset becomes the new cost basis and is not reversed if the fair value subsequently increases. As a result of the new standard, the special charge taken in the second quarter of 2003 was $72.5 million greater.

3	Future accounting changes

Hedging transactions
In November 2001, the CICA issued Accounting Guideline 13 (“AcG 13”) “Hedging Relationships,” which will be effective for years beginning on or after July 1, 2003. AcG 13 addresses the identification, designation, documentation, and effectiveness of hedging transactions for the purpose of applying hedge accounting. It also establishes conditions for applying, and deals with the discontinuance of hedge accounting and the required hedge effectiveness testing.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2003
(unaudited)

3.	Future accounting changes (continued)

In April 2003, the CICA approved certain revisions to AcG 13. Under the new guideline, the Company will be required to document its hedging transactions and explicitly demonstrate the hedges are sufficiently effective in order to continue accrual accounting for positions hedged with derivatives. Any derivative financial instruments that fail to meet the hedging criteria will be accounted for in accordance with EIC-128 “Accounting for Trading, Speculative or Non-Hedging Derivative Financial Instruments.” These instruments will be recorded on the balance sheet at fair value and changes in fair value will be recognized in income in the period in which the change occurs. The effect on net income of adopting this guideline is expected to be immaterial.

Asset retirement obligations
The CICA approved Handbook Section 3110, “Asset Retirement Obligations,” to replace the current guidance on future removal costs included in the CICA accounting standard 3061 “Property, Plant and Equipment.” The new standard is effective for years beginning on or after January 1, 2004. It requires recognition of a liability at its fair value for any legal obligation associated with the retirement of property, plant and equipment when those obligations result from the acquisition, construction, development or normal operation of the assets. A corresponding asset retirement cost would be added to the carrying amount of the related asset and amortized to expense on a systematic and rational basis. The standard does not allow the Company’s current practice of recognizing removal costs in excess of salvage proceeds over the life of the asset when they are not legal obligations. The effect of adopting this standard on January 1, 2004, will be to reduce retained earnings on January 1, 2004, by $22 million. It will not have a material impact on net income.

4	Foreign exchange (gains) losses on long-term debt

Included in foreign exchange (gains) losses on long-term debt for the year ended December 31, 2003, is a $4.1-million foreign exchange loss from the first quarter of 2003 on approximately US$250.0 million in cash. CPR designated the cash as a hedge, on repayment of its US$250.0 million 6.875% Debentures in the second quarter, in order to manage its exposure to fluctuations in the U.S. dollar. This loss would have otherwise been included in other charges.

5	Other charges

	For the three months		For the year
	ended December 31		ended December 31
(in millions)	2003	2002	2003	2002

Amortization of discount on accruals recorded at present value	$4.6	$5.4	$20.3	$19.3
Other exchange (gains) losses	2.7	1.2	0.4	(1.6)
Charges on sale of accounts receivable	1.0	1.0	4.1	3.5
Other	5.1	-	8.7	0.6

Total other charges	$13.4	$7.6	$33.5	$21.8

During the first quarter of 2002, included in “Other” above were charges related to the early redemption of CPR’s 8.85% Debentures, specifically a call premium of $17.5 million and accelerated amortization of deferred financing charges of $2.5 million, which were largely offset by $20.0 million of interest income on an income tax settlement related to prior years. In the third quarter of 2002, $7.0 million of interest income related to the income tax settlement was added to “Other” as the Canadian federal and provincial tax authorities clarified the amount of interest to be paid to CPR.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2003
(unaudited)

6	Interest expense

	For the three months		For the year
	ended December 31		ended December 31
(in millions)	2003	2002	2003	2002

Interest expense	$53.0	$60.0	$226.4	$254.2
Interest income	(2.7)	(2.5)	(7.7)	(12.0)

Total interest expense	$50.3	$57.5	$218.7	$242.2

7	Special charge for labour restructuring and asset impairment

In the second quarter of 2003, CPR recorded a special charge of $228.5 million for restructuring and write-down of unproductive assets. The special charge was comprised of a charge of $105.5 million to accrue for labour liabilities resulting from a company-wide productivity-driven staff reduction initiative and the future rental payments for leased space no longer being used by the company as a result of the staff downsizing; and a $116.1-million write-down to fair market value of the assets of CPR’s Northeastern U.S. subsidiary, Delaware and Hudson Railway, Inc. (“D&H”), including a $21.8-million accrual for the impact of the labour restructuring. The special charge also includes a write-down of two non-beneficial investments, the assets in a supply chain management subsidiary and an investment in an industry-wide procurement entity, totalling $6.9 million.

The reductions in staff will be completed by the end of 2005, however, ongoing payments to certain employees are expected to continue to 2009.

8	Loss on transfer of assets to outsourcing firm

In the fourth quarter of 2003, CPR and IBM Canada Ltd. (“IBM”) entered into a seven-year agreement under which IBM will operate and enhance the Company’s computing infrastructure. CPR incurred a loss of $28.9 million on the transfer of computer assets to IBM at the start of the arrangement.

9	Income tax expense

Following a revaluation of various components in the determination of its future income taxes during the fourth quarter of 2003, the Company reduced its estimate of future income tax liability. The revaluation included the impact of the Ontario rate change on future income taxes.

10	Prepaid pension costs

Included in other assets and deferred charges is a voluntary prepayment of $300.0 million into the Company’s Canadian defined benefit Pension Plan made in the fourth quarter of 2003.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2003
(unaudited)

11	Restructuring and environmental remediation

At December 31, 2003, the provision for restructuring and environmental remediation was $462.2 million (December 31, 2002 — $441.8 million). This provision primarily includes labour liabilities for restructuring plans, including those discussed in Note 7, “Special charge for labour restructuring and asset impairment.” These payments are expected to continue in diminishing amounts until 2025. The environmental remediation liability includes the cost of a multi-year soil remediation program.

Set out below is a reconciliation of CPR’s liabilities associated with restructuring and environmental remediation programs:

Three months ended December 31, 2003

	Opening					Closing
	Balance				Foreign	Balance
	Oct. 1			Amortization	Exchange	Dec. 31
(in millions)	2003	Accrued	Payments	of Discount	Impact	2003

Labour liability for termination plans	$381.3	1.2	(23.1)	3.3	(4.5)	$358.2
Other non-labour liabilities for exit plans	10.2	(0.1)	(1.5)	0.1	0.5	9.2

Total restructuring liability	391.5	1.1	(24.6)	3.4	(4.0)	367.4

Environmental remediation program	100.0	5.5	(11.2)	(0.2)	0.7	94.8

Total restructuring and environmental remediation liability	$491.5	6.6	(35.8)	3.2	(3.3)	$462.2

Year ended December 31, 2003

	Opening					Closing
	Balance				Foreign	Balance
	Oct. 1			Amortization	Exchange	Dec. 31
(in millions)	2003	Accrued	Payments	of Discount	Impact	2003

Labour liability for termination plans	$310.3	126.5	(78.4)	12.5	(12.7)	$358.2
Other non-labour liabilities for exit plans	16.0	1.9	(8.4)	0.5	(0.8)	9.2

Total restructuring liability	326.3	128.4	(86.8)	13.0	(13.5)	367.4

Environmental remediation program	115.5	5.5	(20.2)	-	(6.0)	94.8

Total restructuring and environmental remediation liability	$441.8	133.9	(107.0)	13.0	(19.5)	$462.2

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2003
(unaudited)

12	Earnings per share

At December 31, 2003, the number of shares outstanding was 158.7 million.

Basic earnings per share have been calculated using net income for the period divided by the weighted average number of CPRL shares outstanding during the period.

Diluted earnings per share have been calculated using the treasury stock method, which gives effect to the dilutive value of outstanding options.

The number of shares used in earnings per share calculations is reconciled as follows:

	For the three months		For the year
	ended December 31		ended December 31
(in millions)	2003	2002	2003	2002

Weighted average shares outstanding	158.6	158.5	158.5	158.5
Dilutive effect of stock options	1.0	0.8	0.6	0.8

Weighted average diluted shares outstanding	159.6	159.3	159.1	159.3

(in dollars)

Basic earnings per share	$1.11	$0.79	$2.51	$3.13
Diluted earnings per share	$1.10	$0.79	$2.51	$3.11

13	Stock-based compensation — additional disclosure

In 2003, under CPR’s stock option plans, the Company issued 1,649,580 options to purchase Common Shares at prices ranging from $31.45 to $34.15 per share, based on the closing price on the day prior to the grant date. In tandem with these options, 533,840 SARs were issued at similar exercise prices.

During 2003, 61,520 options and 24,760 tandem SARs issued since January 1, 2002, were forfeited. The exercise prices of the options and tandem SARs forfeited ranged from $30.50 to $31.45 per share.

Pursuant to the employee plan, options may be exercised upon vesting, which is between 24 and 36 months after the grant date, and will expire after 10 years. Some options vest after 48 months, unless certain performance targets are achieved, in which case vesting is accelerated. These options expire five years after the grant date.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2003
(unaudited)

13	Stock-based compensation — additional disclosure (continued)

In the fourth quarter of 2003, CPR prospectively adopted the fair value-based approach to accounting for stock-based compensation for options issued for years beginning in 2003. Beginning in 2003, compensation expense is recognized for stock options over their vesting period based on their estimated fair values on the date of grants, as determined by the Black-Scholes option pricing model. Options granted between January 1, 2002, and December 31, 2002, are not recorded at fair value and, as such, no compensation expense for these options was recorded in 2002 or 2003. Had CPR used the fair value method for these options, CPR’s pro forma basis net income and earnings per share would have been as follows:

		For the three months		For the year
		ended December 31		ended December 31
		2003	2002	2003	2002

Net income (in millions)	As reported	$175.2	$125.6	$398.7	$496.0
	Pro forma	$174.6	$124.8	$396.7	$492.9
(in dollars)

Basic earnings per share	As reported	$1.11	$0.79	$2.51	$3.13
	Pro forma	$1.10	$0.79	$2.50	$3.11
(in dollars)
Diluted earnings per share	As reported	$1.10	$0.79	$2.51	$3.11
	Pro forma	$1.10	$0.78	$2.49	$3.09

Under the fair value method, the fair value of options at the grant date issued in 2003 is $9.5 million and the pro forma value of the options at the grant date issued in 2002 is $8.4 million. The weighted average fair value assumptions were approximately:

	For the year
	ended December 31
	2003	2002

Expected option life (years)	4.44	4.41
Risk-free interest rate	4.06%	4.45%
Expected stock price volatility	30%	30%
Expected annual dividends per share	$0.50	$0.51

14	Commitments and contingencies

In the normal course of its operations, the Company becomes involved in various legal actions, including claims relating to injuries and damages to property. The Company maintains provisions it considers to be adequate for such actions. While the final outcome with respect to actions outstanding or pending at December 31, 2003, cannot be predicted with certainty, it is the opinion of management that their resolution will not have a material adverse effect on the Company’s financial position or results of operations.

The Company is investigating environmental contamination at an owned property in the United States that has been leased to third parties. The costs of remediation at this site cannot be reasonably estimated at this time but could be material. The Company believes that the environmental condition was substantially caused by the former lessees and not by the Company. The Company has filed a claim against the former lessees seeking to recover all or substantially all of the costs of remediation and expects that the net impact to the Company will not be material.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2003
(unaudited)

14	Commitments and contingencies (continued)

Guarantees
In the normal course of operating the railway, the Company enters into contractual arrangements that involve providing certain guarantees which extend over the term of the contracts. These guarantees include, but are not limited to:
•	Residual value guarantees on operating lease commitments of $118.4 million at December 31, 2003;
•	guarantees to pay other parties in the event of the occurrence of specified events, including damage to equipment, in relation to assets used in the operation of the railway through operating leases, rental agreements, easements, trackage and interline agreements; and
•	indemnifications of certain tax-related payments incurred by lessors and lenders.

The maximum amount that could be payable under these guarantees cannot be reasonably estimated due to the nature of certain of these guarantees. All or a portion of amounts paid under certain guarantees could be recoverable from other parties or through insurance. The Company has accrued for all guarantees that it expects to pay. At December 31, 2003, these accruals amounted to $9.0 million.

Indemnifications
Pursuant to a trust and custodial services agreement between the Company and the trustee of the Canadian Pacific Railway Company Pension Trust Fund, the Company has undertaken to indemnify and save harmless the trustee, to the extent not paid by the fund, from any and all taxes, claims, liabilities, damages, costs and expenses arising out of the performance of the trustee’s obligations under the agreement, except as a result of misconduct by the trustee. The indemnity includes liabilities, costs or expenses relating to any legal reporting or notification obligations of the trustee with respect to the defined contribution option of the pension plan or otherwise with respect to the assets of the pension plan that are not part of the fund. The indemnity survives the termination or expiry of the agreement with respect to claims, liabilities, etc., arising prior to the termination or expiry. At December 31, 2003, the Company had not recorded a liability associated with this indemnification, as the Company does not expect to make any payments pertaining to it.

15	Consolidated financial ratios

The following ratios are provided in connection with CPR’s continuous offering of Medium-Term Notes, and are based on the consolidated financial statements that have been prepared in accordance with accounting principles generally accepted in Canada. The asset coverage ratios are calculated at the dates indicated, and the interest coverage ratios are for the 12-month period then ended.

	December 31	December 31
(times)	2003	2002

Interest coverage on long-term debt
Interest coverage on long-term debt before other specified items and foreign exchange on long-term debt	3.2	3.3
Interest coverage on long-term debt after other specified items and foreign exchange on long-term debt	2.9	3.4

Net tangible asset coverage on long-term debt
Before the effect of future income taxes	2.5	2.4
After the effect of future income taxes	2.1	2.0

16	Reclassification

Certain prior year’s figures have been reclassified to conform with the presentation adopted in 2003.

Summary of Rail Data

Fourth Quarter					Year

2003	2002	Variance	%		2003	2002	Variance	%

				Financial (millions, except per share data) Revenues
$903.6	$887.2	$16.4	1.8	Freight	$3,479.3	$3,471.9	$7.4	0.2
59.9	63.2	(3.3)	(5.2)	Other	181.4	193.7	(12.3)	(6.4)

963.5	950.4	13.1	1.4		3,660.7	3,665.6	(4.9)	(0.1)

				Expenses (1)
302.8	280.2	22.6	8.1	Compensation and benefits	1,152.6	1,131.1	21.5	1.9
98.0	98.2	(0.2)	(0.2)	Fuel	393.3	357.5	35.8	10.0
40.6	36.0	4.6	12.8	Materials	176.8	165.7	11.1	6.7
54.6	62.4	(7.8)	(12.5)	Equipment rents	238.2	255.0	(16.8)	(6.6)
99.0	87.5	11.5	13.1	Depreciation and amortization	381.5	348.4	33.1	9.5
142.8	148.1	(5.3)	(3.6)	Purchased services and other	577.7	551.4	26.3	4.8

737.8	712.4	25.4	3.6		2,920.1	2,809.1	111.0	4.0

225.7	238.0	(12.3)	(5.2)	Operating income before other specified items (2)	740.6	856.5	(115.9)	(13.5)
13.4	7.6	5.8	76.3	Other charges	33.5	21.8	11.7	53.7
50.3	57.5	(7.2)	(12.5)	Interest expense	218.7	242.2	(23.5)	(9.7)
				Income tax expense before foreign exchange gains
47.0	52.9	(5.9)	(11.2)	on long-term debt and other specified items (2)	152.2	185.2	(33.0)	(17.8)

				Income before foreign exchange gains on
115.0	120.0	(5.0)	(4.2)	long-term debt and other specified items (2)	336.2	407.3	(71.1)	(17.5)

				Foreign exchange gains on long-term debt (FX on LTD)
44.3	6.1	38.2	-	FX on LTD	209.5	13.4	196.1	-
27.7	(0.5)	28.2	-	Income tax on FX on LTD	14.9	3.3	11.6	-

72.0	5.6	66.4	-	FX on LTD (net of tax)	224.4	16.7	207.7	-
				Other specified items
-	-	-	-	Special charges for labour restructuring and asset impairment	(228.5)	-	(228.5)	-
(28.9)	-	(28.9)	-	Loss on transfer of assets to outsourcing firm	(28.9)	-	(28.9)	-
10.5	-	10.5	-	Income tax on special charges and loss on transfer of assets	88.9	-	88.9	-

(18.4)	-	(18.4)	-	Special charges and loss on transfer of assets (net of tax)	(168.5)	-	(168.5)	-
59.3	-	59.3	-	Revaluation of future income taxes	59.3	-	59.3	-
(52.7)	-	(52.7)	-	Tax rate change effect on future income tax liability	(52.7)	-	(52.7)	-
-	-	-	-	Income tax settlement related to prior years	-	72.0	(72.0)	-

$175.2	$125.6	$49.6	39.5	Net income	$398.7	$496.0	($97.3)	(19.6)

				Earnings per share (EPS)
$ 1.11	$0.79	$0.32	40.5	Basic earnings per share	$2.51	$3.13	($0.62)	(19.8)
$ 1.10	$0.79	$0.31	39.2	Diluted earnings per share	$2.51	$3.11	($0.60)	(19.3)
				EPS before FX on LTD and other specified items
$ 0.73	$0.76	($0.03)	(3.9)	Basic earnings per share	$2.12	$2.57	($0.45)	(17.5)
$ 0.72	$0.75	($0.03)	(4.0)	Diluted earnings per share	$2.11	$2.56	($0.45)	(17.6)
158.6	158.5	0.1	0.1	Weighted average number of shares outstanding (millions)	158.5	158.5	-	-
76.6	75.0	1.6	-	Operating ratio before other specified items (2)(3) (%)	79.8	76.6	3.2	-
7.3	9.1	(1.8)	-	ROCE before FX on LTD & other specified items
				(after tax)(2)(3) (%)	7.3	9.1	(1.8)	-
46.8	47.3	(0.5)	-	Net debt to net debt plus equity (%)	46.8	47.3	(0.5)	-
$212.3	$230.4	($18.1)	(7.9)	EBIT before FX on LTD and other specified
				items (2)(3) (millions)	$707.1	$834.7	($127.6)	(15.3)
$311.3	$317.9	($6.6)	(2.1)	EBITDA before FX on LTD and other specified
				items (2)(3) (millions)	$1,088.6	$1,183.1	($94.5)	(8.0)

(1)	Before other specified items.

(2)	These are earnings measures that are not in accordance with GAAP and may not be comparable to similar measures of other companies. See note on non-GAAP earnings measures attached to commentary.

(3)	EBIT: EBITDA: ROCE (after tax): Operating ratio:	Earnings before interest and taxes.
Earnings before interest, taxes, and depreciation and amortization.
Return on capital employed (after tax) = earnings before interest (last 12 months) divided by average net debt plus equity.
Operating expenses divided by revenues.

Summary of Rail Data (Page 2)

Fourth Quarter					Year

2003	2002	Variance	%		2003	2002	Variance	%

				Commodity Data Freight Revenues (millions)
$188.7	$162.1	$26.6	16.4	- Grain	$644.4	$631.4	$13.0	2.1
116.2	103.3	12.9	12.5	- Coal	444.0	442.5	1.5	0.3
98.5	98.5	-	-	- Sulphur and fertilizers	417.4	401.3	16.1	4.0
73.7	89.0	(15.3)	(17.2)	- Forest products	328.8	360.3	(31.5)	(8.7)
104.2	108.7	(4.5)	(4.1)	- Industrial products	400.4	422.1	(21.7)	(5.1)
75.9	89.0	(13.1)	(14.7)	- Automotive	304.2	332.4	(28.2)	(8.5)
246.4	236.6	9.8	4.1	- Intermodal	940.1	881.9	58.2	6.6

$903.6	$887.2	$16.4	1.8	Total Freight Revenues	$3,479.3	$3,471.9	$7.4	0.2

				Millions of Revenue Ton-Miles (RTM)
7,155	5,392	1,763	32.7	- Grain	23,040	20,808	2,232	10.7
5,892	5,174	718	13.9	- Coal	22,155	21,904	251	1.1
4,381	3,687	694	18.8	- Sulphur and fertilizers	18,186	15,737	2,449	15.6
2,559	2,764	(205)	(7.4)	- Forest products	10,789	11,014	(225)	(2.0)
3,544	3,371	173	5.1	- Industrial products	13,229	12,801	428	3.3
627	765	(138)	(18.0)	- Automotive	2,564	2,932	(368)	(12.6)
6,634	5,939	695	11.7	- Intermodal	24,636	22,493	2,143	9.5

30,792	27,092	3,700	13.7	Total RTMs	114,599	107,689	6,910	6.4

				Freight Revenue per RTM (cents)
2.64	3.01	(0.37)	(12.3)	- Grain	2.80	3.03	(0.23)	(7.6)
1.97	2.00	(0.03)	(1.5)	- Coal	2.00	2.02	(0.02)	(1.0)
2.25	2.67	(0.42)	(15.7)	- Sulphur and fertilizers	2.30	2.55	(0.25)	(9.8)
2.88	3.22	(0.34)	(10.6)	- Forest products	3.05	3.27	(0.22)	(6.7)
2.94	3.22	(0.28)	(8.7)	- Industrial products	3.03	3.30	(0.27)	(8.2)
12.11	11.63	0.48	4.1	- Automotive	11.86	11.34	0.52	4.6
3.71	3.98	(0.27)	(6.8)	- Intermodal	3.82	3.92	(0.10)	(2.6)
2.93	3.27	(0.34)	(10.4)	Freight Revenue per RTM	3.04	3.22	(0.18)	(5.6)

				Carloads (thousands)
93.7	79.6	14.1	17.7	- Grain	308.7	291.1	17.6	6.0
97.0	84.1	12.9	15.3	- Coal	359.6	351.8	7.8	2.2
46.0	41.5	4.5	10.8	- Sulphur and fertilizers	189.0	174.4	14.6	8.4
39.2	43.1	(3.9)	(9.0)	- Forest products	164.2	174.2	(10.0)	(5.7)
71.3	69.8	1.5	2.1	- Industrial products	263.4	271.9	(8.5)	(3.1)
46.0	47.6	(1.6)	(3.4)	- Automotive	177.2	178.1	(0.9)	(0.5)
282.9	269.0	13.9	5.2	- Intermodal	1,077.1	1,005.8	71.3	7.1

676.1	634.7	41.4	6.5	Total Carloads	2,539.2	2,447.3	91.9	3.8

				Freight Revenue per Carload
$2,014	$2,036	($22)	(1.1)	- Grain	$2,087	$2,169	($82)	(3.8)
1,198	1,228	(30)	(2.4)	- Coal	1,235	1,258	(23)	(1.8)
2,141	2,373	(232)	(9.8)	- Sulphur and fertilizers	2,208	2,301	(93)	(4.0)
1,880	2,065	(185)	(9.0)	- Forest products	2,002	2,068	(66)	(3.2)
1,461	1,557	(96)	(6.2)	- Industrial products	1,520	1,552	(32)	(2.1)
1,650	1,870	(220)	(11.8)	- Automotive	1,717	1,866	(149)	(8.0)
871	880	(9)	(1.0)	- Intermodal	873	877	(4)	(0.5)
$1,336	$1,398	($62)	(4.4)	Freight Revenue per Carload	$1,370	$1,419	($49)	(3.5)

Summary of Rail Data (Page 3)

Fourth Quarter					Year

2003	2002(1)	Variance	%		2003	2002(1)	Variance	%

				Operations and Productivity

58,260	53,858	4,402	8.2	Freight gross ton-miles (GTM) (millions)	219,961	209,596	10,365	4.9
30,792	27,092	3,700	13.7	Revenue ton-miles (RTM) (millions)	114,599	107,689	6,910	6.4
10,242	10,123	119	1.2	Train-miles (thousands)	40,053	38,299	1,754	4.6

2.93	3.27	(0.34)	(10.4)	Freight revenue per RTM (cents)	3.04	3.22	(0.18)	(5.6)
2.40	2.63	(0.23)	(8.7)	Total operating expenses per RTM (2) (cents)	2.55	2.61	(0.06)	(2.3)
1.27	1.32	(0.05)	(3.8)	Total operating expenses per GTM (2) (cents)	1.33	1.34	(0.01)	(0.7)
72.04	70.37	1.67	2.4	Total operating expenses per train-mile (2) (dollars)	72.91	73.35	(0.44)	(0.6)

15,645	15,860	(215)	(1.4)	Number of active employees at end of period	15,645	15,860	(215)	(1.4)
16,069	16,189	(120)	(0.7)	Average number of active employees	16,126	16,116	10	0.1
13,848	13,874	(26)	(0.2)	Miles of road operated at end of period (3)	13,848	13,874	(26)	(0.2)

3,626	3,327	299	9.0	GTMs per average active employee (000)	13,640	13,005	635	4.9
4,207	3,882	325	8.4	GTMs per mile of road operated (3) (000)	15,884	15,107	777	5.1
677	651	26	4.0	GTMs per active locomotive per day (000)	659	673	(14)	(2.1)

5,688	5,320	368	6.9	Average train weights (tons)	5,492	5,473	19	0.3
4,154	3,942	212	5.4	Average train length (feet)	4,067	3,952	115	2.9
24.6	26.6	(2.0)	(7.5)	Average train speed (mph)	25.4	27.4	(2.0)	(7.3)
162	150	12	8.0	On-line car-miles per car-day	168	160	8	5.0

1.24	1.27	(0.03)	(2.4)	U.S. gallons of fuel per 1,000 GTMs	1.25	1.24	0.01	0.8
0.90	0.82	0.08	9.8	Average fuel price excluding provincial fuel taxes	0.89	0.77	0.12	15.6
				(U.S. dollar per U.S. gallon)
72.5	68.2	4.3	6.3	Diesel fuel consumed – freight & yard	275.0	260.8	14.2	5.4
				(million U.S. gallons)

3.0	3.2	(0.2)	(6.3)	FRA personal injuries per 200,000 employee-hours	3.1	3.6	(0.5)	(13.9)
1.9	2.1	(0.2)	(9.5)	FRA train accidents per million train-miles	1.8	1.8	-	-

(1)	Prior period has been restated to conform with presentation in 2003.

(2)	Excludes special charge for labour restructuring and asset impairment and loss on transfer of assets.

(3)	Excludes track on which CPR has haulage rights.